UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023.

Commission File Number: 333-249081

CURALEAF HOLDINGS, INC.
(Exact Name of Registrant as Specified in Charter)

666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.9 to this Form 6-K of Curaleaf Holdings, Inc. (the “Company”) is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-269109) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.
(Registrant)

Date:	December 19, 2023	By:	/s/ Peter Clateman
		Name:	Peter Clateman
		Title:	Chief Legal Officer

EXHIBIT INDEX

99.1	Press Release dated December 8, 2023
99.2	Press Release dated December 12, 2023
99.3	Press Release dated December 12, 2023
99.4	Amended and Restated Articles of Curaleaf Holdings, Inc.
99.5	Second Supplemental Indenture
99.6	Subscription Agreement
99.7	Protection Agreement
99.8	Shareholders Agreement
99.9	Material Change Report
99.10	Change of Status Report